Exhibit 99.2

Veldhoven, the Netherlands January 17, 2012 ASML plans 2013 at sales level similar to 2012 ASML 2012 Fourth Quarter and 2012 Annual Results

Forward looking statements “Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses and statements about our plans to return funds to our shareholders These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether the 450mm and EUV research and development programs will be successful and ASML’s ability to hire additional workers as part of the 450mm and EUV development programs, our ability to successfully complete acquisitions, including the Cymer transaction or the expected benefits of the Cymer transaction and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the business of ASML described in the risk factors included in ASML’s Annual Report on Form 20-F and other documents filed by ASML from time to time with the SEC. ASML disclaims any obligation to update the forward-looking statements contained herein 17 January 2013 Public Slide 2

Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed transaction, Cymer has filed a proxy statement with the SEC and ASML has filed a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus. CYMER STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, the registration statement, and other documents containing other important information about Cymer and ASML filed or furnished to the SEC may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML and Cymer may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail by contacting ASML at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Investor Relations, or by contacting Cymer at the following address: 17075 Thornmint Court, San Diego, CA, 92127, Attention: Investor Relations, +1 858 385 6097. Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of ASML ordinary shares is available in its Annual Report on Form 20-F for the year ended December 31, 2011 and is available in the joint proxy statement/prospectus . Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers is also set forth in the proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above. 17 January 2013 Public Slide 3

• Business summary • Cymer merger update • Business environment • ASML technology status • Customer Co-Investment Program update • Outlook 17 January 2013 Public Slide 4

Business summary 17 January 2013 Public Slide 5

Q4 results—highlights • Net sales of € 1,023 million, 34 systems sold valued at € 767 million, net service and field option sales at € 257 million • Gross margin of 41.1% • Operating margin of 18.1% • Net bookings of € 667 million, 32 systems • Backlog at € 1,214 million, 46 systems • Used € 255 million cash in operations Net bookings and backlog numbers are excluding EUV Numbers have been rounded for readers’ convenience. . 17 January 2013 Public Slide 6

949 919 183 742 1,452 1,252 930 844 277 1,069 1,529 1,228 934 697 555 1,176 1,459 1,229 955 494 581 1,521 1,211 1,023 0 1000 2000 3000 4000 5000 6000 2007 2008 2009 2010 2011 2012 Net Sales Total net sales M€ Public 3,768 Numbers have been rounded for readers’ convenience. 2,954 1,596 4,508 5,651 17 January 2013 Q1 Q2 Q3 Q4 Slide 7 4,732

Net system sales breakdown in value: Q4 2012 Total value is € 767 million Technology I-Line 2% ArF Immersion 76% KrF 19% USA 27% Korea 8% Taiwan 55% Europe 4% China 1% Region Foundry 76% Memory 13% IDM 11% End-Use EUV ArF i ArFdry KrF I-Line Sales in Units 16 14 3 17 January 2013 Public Slide 8 Singapore 5% ArF dry 3% 1 Due to uncertainty around system allocations between DRAM and NAND we report total memory only Numbers have been rounded for readers’ convenience

Consolidated statements of operations M€ Q3 12 Q4 12 2011 2012 Net sales 1,229 1,023 5,651 4,732 Gross profit Gross margin % 531 43.2% 420 41.1% 2,449 43.3% 2,005 42.4% R&D costs 144 155 590 589 SG&A costs 70 80 218 259 Income from operations Operating income % 317 25.8% 185 18.1% 1,641 29.0% 1,157 24.4% Net income Net income as a % of net sales 275 22.4% 298 29.1% 1,467 26.0% 1,146 24.2% Earnings per share (basic) € 0.65 0.66 3.45 2.70 Numbers have been rounded for readers’ convenience. 17 January 2013 Public Slide 9 SG&A reflects additional costs of € 14 million, related to the acquisition offer for Cymer

Key financial trends 2011 – 2012 Consolidated statements of operations M€ Numbers have been rounded for readers’ convenience. Q4 11 Q1 12 Q2 12 Q3 12 Q4 12 Net sales 1,211 1,252 1,228 1,229 1,023 Gross profit 496 524 530 531 420 Gross margin % 41.0% 41.8% 43.2% 43.2% 41.1% R&D costs 150 145 145 144 155 SG&A costs 56 55 55 70 80 Income from operations 290 324 331 317 185 Operating income % 23.9% 25.8% 27.0% 25.8% 18.1% Net income 285 282 292 275 298 Net income as a % of net sales 23.5% 22.5% 23.8% 22.4% 29.1% Units sold 41 52 44 40 34 ASP new systems 27.4 22.1 23.3 28.8 27.3 Net booking value 710 865 949 831 667 17 January 2013 Public Slide 10 ASML released € 120 million of liability for unrecognized tax benefits after successful conclusion of tax audits in different jurisdictions outside of the Netherlands

Cash flows M€ Numbers have been rounded for readers’ convenience. Q3 12 Q4 12 2011 2012 Net income 275 298 1,467 1,146 Adjustments to reconcile net income to net cash flows from operating activities: Impairment and obsolescence 32 23 73 135 Depreciation and amortization 37 44 165 187 Deferred income taxes 25 (120) 63 (72) Other non-cash items 6 5 17 21 Change in assets and liabilities 114 (505) 286 (713) Net cash provided by (used in) operating activities 489 (255) 2,071 704 Net cash provided by (used in) investing activities excluding short term investments* (50) (50) (301) (190) Net cash provided by (used in) financing activities 3,022 (3,154) (992) (546) Total FX effects (4) (2) 4 (2) Net increase (decrease) in cash and cash equivalents and short term investments* 3,457 (3,461) 782 (34) 17 January 2013 Public Slide 11 * Net cash provided by (used in) investing activities excluding short term investments and Net increase (decrease) in cash and cash equivalents and short term investments are non-GAAP measures. See side 29

Balance sheets M€ Numbers have been rounded for readers’ convenience. Assets Dec 31st, 2011 Dec 31st, 2012 Cash & cash equivalents and short-term investments 2,732 38% 2,698 36% Accounts receivable, net 881 12% 605 8% Finance receivables, net 79 1% 304 4% Inventories, net 1,625 22% 1,857 25% Other assets 545 7% 558 8% Tax assets 191 3% 200 3% Fixed assets 1,208 17% 1,189 16% Total assets 7,261 100% 7,411 100% Liabilities and shareholders’ equity Current liabilities 2,233 31% 2,087 28% Non-current liabilities 1,584 22% 1,257 17% Shareholders’ equity 3,444 47% 4,067 55% Total liabilities and shareholders’ equity 7,261 100% 7,411 100% 17 January 2013 Public Slide 12

Bookings activity by sector, EUV not included Total value M€ 667 Net booked • 26 new tools at € 617 million • 6 used tools at € 50 million Numbers have been rounded for readers’ convenience. 17 January 2013 Public Slide 13 Memory 18% IDM 3% Foundry 79% Due to uncertainty around system allocations between DRAM and NAND we report total memory only

Backlog in value per Dec 31th, EUV not included Total value M€ 1,214 Numbers have been rounded for readers’ convenience. 74% of backlog carries shipment dates in the next 6 months Due to uncertainty around system allocations between DRAM and NAND we report total memory only 17 January 2013 Public Slide 14 Technology I-Line 2% ArF immersion 71% KrF 26% ArF dry 1% End-use Foundry 54% Memory IDM 28% 18% Region (ship to location) USA 9% Korea 16% Taiwan 40% Japan 7% Singapore 9% Europe 8% China 11% New systems Used systems Total systems Units 40 6 46 Value M€ 1,190 24 1,214 ASP M€ 29.8 4.0 26.4

Capital return to shareholders 17 January 2013 Public Slide 15 • ASML proposes to again increase dividend by 15% to € 0.53 per ordinary share • For regulatory reasons, ASML will not announce any new share buy back program before Cymer’s shareholders meeting, dated 5 February 2013 • ASML returned more than € 4 billion in dividends and share buy back since 2006 0 500 1000 1500 2000 2500 3000 3500 4000 4500 2006 2007 2008 2009 2010 2011 2012 €millions Dividend Share buy back Cumulative capital return

Cymer merger update 17 January 2013 Public Slide 16

ASML—Cymer merger agreement status • In Q4 2012, we announced the intended cash-and-stock acquisition of lithographic light source supplier Cymer • As part of the regulatory review process, clearance has been granted by the Committee on Foreign Investment in the United States (CFIUS) and the German anti-trust authorities • Cymer’s extraordinary shareholders meeting seeking acquisition approval is planned for 5 February 2013 • We continue to expect the transaction to close in H1 2013 17 January 2013 Public Slide 17

Business environment 17 January 2013 Public Slide 18

Business environment • Entering 2013 we plan for revenues to be at a similar level to 2012 driven by 28 and 20 nm logic • Slow Q1 start • Recovering in Q2 and a relatively large second half • Expect continued minimum investment level from the memory sector, generating an upside revenue opportunity if the PC business picks up • 2013 supported by two drivers that are less dependent on macroeconomic circumstances: • Strategic technology transition need for extremely lithography intensive 20 nm and below logic nodes • First shipments of 3rd generation EUV tools to prepare volume manufacturing of future generation semiconductors 17 January 2013 Public Slide 19

ASML technology status 17 January 2013 Public Slide 20

EUV progress encouraging • Demonstrated first fully integrated EUV source showing stable exposure power up to 40 Watts, good dose control, full field exposure over extended time, against a production target of 105 Watts • Source design was tested successfully at up to 60 Watts for debris mitigation • Current imaging on the production capable NXE:3300B, shows excellent results down to 14 nm • This allows preparation for initial NXE:3300B shipments and gives us confidence in the ability to implement improvements enabling 70 wafers per hour at customers mid-2014 17 January 2013 Public Slide 21

EUV deliveries and orders • First NXE:3300B customer system is in final stage of test and qualification for shipment in Q2 • We target for a maximum of 11 potential shipments in 2013, representing a net sales value of around € 700 million • Current negotiations with 4 customers for 8 – 12 EUV system orders, for delivery in 2014, to be finalized in the coming months 17 January 2013 Public Slide 22

Record sales from service and field options • Holistic Lithography adoption continues to expand • Performance enhancement products (productivity and overlay) as well as metrology, contribute to record sales from service and field options of € 257 million in Q4 and will support these levels through 2013 Public Slide 23 17 January 2013 0 50 100 150 200 250 300 Q2 2007 Q4 2007 Q2 2008 Q4 2008 Q2 2009 Q4 2009 Q2 2010 Q4 2010 Q2 2011 Q4 2011 Q2 2012 Q4 2012 € million Service sales in time

ASML
Public
Slide 24
17 January 2013

ASML's Holistic Lithograph Solutions to drives future service and field options revenues


ASML Scanner
Wafer Track
ASML Yieldstar



Process window enlargement

Yieldstar metrology systems and Litho InSight software roadmap supports full integration to deliver improved On-Product Performance for 20 nm node and below



Process window control

Customer Co-Investment Program update 17 January 2013 Public Slide 25

• ASML intends to spend € 750 – 800 million in R&D in 2013 • Co-Investment participants are expected to contribute € 200 million in cash for R&D in 2013 • Co-Investment will contribute to: • Acceleration of EUV development of machines and sources • Start of 450 mm litho tool development targeting pre-production systems in 2016 and production systems in 2018 • Impact on the income statement of Co-Investment will vary per quarter based on business volume with one of the Co-Investment participants. Actuals will be reported at end of each quarter 450 mm Update of Co-Investment Program 17 January 2013 Public Slide 26

Outlook 17 January 2013 Public Slide 27

Q1 Outlook • Net sales around € 850 million • Gross margin about 38% • R&D costs of € 185 million, with other income from Co-Investment participants of € 16 million • SG&A costs of € 63 million, including € 6 million expenses related to pending Cymer acquisition ASML plans 2013 sales level similar to 2012 Public Slide 28 17 January 2013

Reconciliation between GAAP and non-GAAP measures Numbers have been rounded for readers’ convenience. Q3 12 Q4 12 2011 2012 Net cash provided by (used in) investing activities (GAAP) (240) 60 (301) (1,120) Net cash used to acquire ( provided by) short term investments 190 (110) 0 930 Net cash provided by (used in) investing activities excluding short term investments (non-GAAP) (50) (50) (301) (190) 17 January 2013 Public Slide 29 Q3 12 Q4 12 2011 2012 Net increase (decrease) in cash and cash equivalents (GAAP) 3,267 (3,351) 782 (964) Net increase (decrease) in short term investments 190 (110) 0 930 Net increase (decrease) in cash and cash equivalents and short term investments (non-GAAP) 3,457 (3,461) 782 (34)

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